Exhibit 99.2

Consolidated Statements of Operations

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Revenue
Premium income:
Annuities	$638	$1,134	$2,092	$4,018
Life insurance	1,608	1,603	4,652	4,741
Health insurance	1,103	1,082	3,298	3,271
	3,349	3,819	10,042	12,030
Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets	2,210	3,072	3,912	5,025
Income (loss) from derivative investments	134	(116)	418	(563)
Net gains (losses) on available-for-sale assets	7	53	87	(12)
Other net investment income (loss)	1,262	1,334	3,866	4,200
	3,613	4,343	8,283	8,650
Fee income	783	669	2,281	1,899
	7,745	8,831	20,606	22,579
Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,871	1,006	3,723	3,564
Annuity payments	334	344	999	1,030
Death and disability benefits	663	703	1,997	2,335
Health benefits	800	788	2,406	2,390
Policyholder dividends and interest on claims and deposits	258	293	814	992
	3,926	3,134	9,939	10,311
Net transfers to (from) segregated funds	230	304	689	654
Increase (decrease) in actuarial liabilities (Note 8)	1,588	4,395	4,537	7,729
Commissions	377	423	1,176	1,244
Operating expenses	825	763	2,460	2,307
Premium taxes	55	56	162	166
Interest expense	117	103	340	309
	7,118	9,178	19,303	22,720
Income (loss) before income taxes and non-controlling interests	627	(347)	1,303	(141)
Income taxes expense (benefit) (Note 9)	141	(238)	138	(455)
Non-controlling interests in net income (loss) of subsidiaries	7	4	17	10
Total net income (loss)	479	(113)	1,148	304
Less: Participating policyholders' net income (loss)	1	4	5	8
Shareholders' net income (loss)	478	(117)	1,143	296
Less: Preferred shareholder dividends	25	23	68	58
Common shareholders' net income (loss)	$453	$(140)	$1,075	$238

Average exchange rates:
U.S. dollars	1.04	1.10	1.04	1.17
U.K. pounds	1.61	1.80	1.59	1.80

Earnings (loss) per share (Note 3)
Basic	$0.80	$(0.25)	$1.90	$0.42
Diluted	$0.79	$(0.25)	$1.88	$0.42

Weighted average shares outstanding in millions (Note 3)
Basic	569	561	567	560
Diluted	570	561	568	561

The attached notes form part of these Interim Consolidated Financial Statements.

22	Sun Life Financial Inc.	Third Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2010	December 31, 2009(1)	September 30, 2009(1)
Assets
Bonds – held-for-trading	$57,322	$51,634	$49,965
Bonds – available-for-sale	11,066	9,673	10,164
Mortgages and corporate loans	19,406	19,449	20,059
Stocks – held-for-trading	4,136	4,331	4,062
Stocks – available-for-sale	652	635	648
Real estate	4,901	4,877	4,826
Cash, cash equivalents and short-term securities	9,333	11,868	11,831
Derivative assets	1,935	1,382	1,535
Policy loans and other invested assets	3,547	3,503	3,486
Other invested assets – held-for-trading	468	425	365
Other invested assets – available-for-sale	462	452	493
Invested assets	113,228	108,229	107,434
Goodwill	6,364	6,419	6,281
Intangible assets	914	926	937
Other assets	4,987	4,517	4,864
Total general fund assets	$125,493	$120,091	$119,516
Segregated funds net assets	$85,532	$81,305	$72,984

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)	$88,200	$84,758	$84,259
Amounts on deposit	4,392	4,181	4,125
Deferred net realized gains	225	225	232
Senior debentures	3,811	3,811	3,312
Derivative liabilities	1,025	1,257	1,432
Other liabilities	6,319	5,432	5,809
Total general fund liabilities	103,972	99,664	99,169
Subordinated debt	3,046	3,048	3,050
Non-controlling interests in subsidiaries	53	42	36
Total equity	18,422	17,337	17,261
Total general fund liabilities and equity	$125,493	$120,091	$119,516
Segregated funds contract liabilities	$85,532	$81,305	$72,984
(1)Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

Exchange rate at balance sheet date:
U.S. dollars	1.03	1.05	1.07
U.K. pounds	1.62	1.70	1.71

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors,

Donald A. Stewart	John H. Clappison
Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	23

Consolidated Statements of Equity

	For the nine months ended
(unaudited, in millions of Canadian dollars)	Participating Policyholders	Shareholders	September 30, 2010	September 30, 2009
Preferred shares
Balance, beginning of period	$–	$1,741	$1,741	$1,495
Preferred shares issued (Note 5)	–	280	280	250
Issuance costs, net of taxes (Note 5)	–	(6)	(6)	(4)
Balance, end of period	–	2,015	2,015	1,741
Common shares
Balance, beginning of period	–	7,126	7,126	6,983
Stock options exercised	–	12	12	5
Shares issued under dividend reinvestment and share purchase plan (Note 5)	–	197	197	79
Balance, end of period	–	7,335	7,335	7,067
Contributed surplus
Balance, beginning of period	–	133	133	118
Stock-based compensation	–	9	9	9
Stock options exercised	–	(2)	(2)	(1)
Balance, end of period	–	140	140	126
Retained earnings
Balance, beginning of period(1)	120	10,762	10,882	11,135
Net income (loss)	5	1,143	1,148	304
Dividends on common shares	–	(605)	(605)	(594)
Dividends on preferred shares	–	(68)	(68)	(58)
Balance, end of period	125	11,232	11,357	10,787
Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period	(13)	(2,532)	(2,545)	(2,399)
Total other comprehensive income (loss)	–	120	120	(61)
Balance, end of period	(13)	(2,412)	(2,425)	(2,460)
Total retained earnings and accumulated other comprehensive income (loss)	112	8,820	8,932	8,327
Total equity	$112	$18,310	$18,422	$17,261
Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$435	$435	$(17)
Unrealized foreign currency translation gains (losses), net of hedging activities	(13)	(2,897)	(2,910)	(2,496)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	50	50	53
Balance, end of period	$(13)	$(2,412)	$(2,425)	$(2,460)

Consolidated Statements of Comprehensive Income

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Total net income (loss)	$479	$(113)	$1,148	$304
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains (losses), excluding hedges	(360)	(1,171)	(278)	(1,721)
Unrealized foreign currency gains (losses), net investment hedges	78	179	12	270
Net adjustment for foreign exchange losses (gains)	(7)	–	(7)	4
Unrealized gains (losses) on available-for-sale assets	325	679	472	1,440
Reclassifications to net income (loss) for available-for-sale assets	(5)	(47)	(67)	(28)
Unrealized gains (losses) on cash flow hedging instruments	(4)	(25)	(13)	(25)
Reclassifications to net income (loss) for cash flow hedges	–	(3)	1	(1)
Total other comprehensive income (loss)	27	(388)	120	(61)
Total comprehensive income (loss)	506	(501)	1,268	243
Less: Participating policyholders' net income (loss)	1	4	5	8
Participating policyholders' foreign currency translation gains (losses), excluding hedges	(1)	(4)	–	(7)
Shareholders' comprehensive income (loss)	$506	$(501)	$1,263	$242
(1)	Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

24	Sun Life Financial Inc.	Third Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Cash flows provided by (used in) operating activities
Total net income (loss)	$479	$(113)	$1,148	$304
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	1,611	4,219	4,455	7,657
Unrealized losses (gains) on held-for-trading assets and derivatives	(2,724)	(3,466)	(4,557)	(5,005)
Amortization of deferred gains and unrealized gains on real estate investments	(9)	(15)	(27)	(65)
Accrued expenses and taxes	189	187	151	–
Investment income due and accrued	(95)	(57)	(130)	(58)
Other items not affecting cash	524	(234)	565	(512)
Realized losses (gains) on held-for-trading and available-for-sale assets	371	438	100	481
Mutual fund acquisition costs capitalized, net of redemption fees	(19)	(25)	(58)	(57)
Net cash provided by (used in) operating activities	327	934	1,647	2,745
Cash flows provided by (used in) financing activities
Borrowed funds	2	4	(5)	(2)
Issuance of senior financing	–	–	–	119
Collateral on senior financing	–	–	–	231
Issuance of senior debenture	–	–	–	299
Issuance of subordinated debt	–	–	–	496
Issuance of common shares on exercise of stock options	2	2	10	4
Issuance of preferred shares (Note 5)	–	–	271	244
Dividends paid on common shares	(135)	(149)	(405)	(722)
Dividends paid on preferred shares	(24)	(22)	(67)	(57)
Net cash provided by (used in) financing activities	(155)	(165)	(196)	612
Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,718	6,759	21,673	17,675
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(7,474)	(5,993)	(25,219)	(16,470)
Policy loans	(13)	(30)	(33)	(128)
Short-term securities*	(247)	(479)	1,992	(136)
Other investments	(540)	(397)	(351)	(739)
Net cash provided by (used in) investing activities	(556)	(140)	(1,938)	202
Changes due to fluctuations in exchange rates	(103)	(433)	(17)	(754)
Increase (decrease) in cash and cash equivalents	(487)	196	(504)	2,805
Cash and cash equivalents, beginning of period*	5,848	8,127	5,865	5,518
Cash and cash equivalents, end of period*	5,361	8,323	5,361	8,323
Short-term securities, end of period	3,972	3,508	3,972	3,508
Cash, cash equivalents and short-term securities, end of period	$9,333	$11,831	$9,333	$11,831

Supplementary Information
Cash and cash equivalents:
Cash			$779	$1,346
Cash equivalents*			4,582	6,977
			$5,361	$8,323
Cash disbursements (receipts) for:
Interest on borrowed funds, debentures and subordinated debt	$56	$47	$279	$233
Net income taxes	$(173)	$35	$(172)	$190
*	Includes a restatement of short-term securities of $816 for the three and nine months ended September 30, 2009 ($1,038 and $1,745, respectively, at the beginning of the three and nine months ended September 30, 2009) that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $222 and $929 in the three and nine months ended September 30, 2009 columns, respectively.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	25

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Additions to segregated funds
Deposits:
Annuities	$2,284	$2,596	$7,210	$7,667
Life insurance	186	202	579	629
	2,470	2,798	7,789	8,296
Net transfers from (to) general funds	230	304	689	654
Net realized and unrealized gains (losses)	5,164	5,265	3,236	8,831
Other investment income	421	374	1,063	1,178
	8,285	8,741	12,777	18,959
Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,016	3,317	6,391	6,982
Management fees	301	241	849	651
Taxes and other expenses	60	62	184	206
Effect of changes in currency exchange rates	768	2,909	1,126	3,898
	3,145	6,529	8,550	11,737
Net additions (reductions) to segregated funds for the period	5,140	2,212	4,227	7,222
Segregated funds net assets, beginning of period	80,392	70,772	81,305	65,762
Segregated funds net assets, end of period	$85,532	$72,984	$85,532	$72,984

Consolidated Statements of Segregated Funds Net Assets

		As at
(unaudited, in millions of Canadian dollars)	September 30, 2010	December 31, 2009	September 30, 2009
Assets
Segregated and mutual fund units	$68,333	$64,265	$59,675
Stocks	7,577	7,832	4,800
Bonds	8,410	7,813	7,553
Cash, cash equivalents and short-term securities	2,771	1,647	1,025
Real estate	310	319	124
Mortgages	32	34	35
Other assets	3,089	1,905	3,272
	90,522	83,815	76,484
Liabilities	4,990	2,510	3,500
Net assets attributable to segregated funds policyholders	$85,532	$81,305	$72,984

The attached notes form part of these Interim Consolidated Financial Statements.

26	Sun Life Financial Inc.	Third Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.	Basis of Presentation

Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these Interim Consolidated Financial Statements are the same as those applied in the 2009 Annual Consolidated Financial Statements, except as described in Note 2. The Interim Consolidated Financial Statements should be read in conjunction with the most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by Canadian GAAP for Annual Consolidated Financial Statements.

2.	Accounting Policies

ACCOUNTING ADJUSTMENTS

During the second quarter of 2010, the Company made an accounting adjustment for an error that originated at Clarica Life Insurance Company prior to the Company’s acquisition of that business in 2002. The error includes an understatement of actuarial liabilities and an overstatement of future income tax liabilities. The error is not material to the Consolidated Financial Statements of each of the prior quarters to which it relates, but correcting for the cumulative impact of the error through the second quarter’s Consolidated Statements of Operations would have materially impacted the second quarter’s results. Accordingly, the Company corrected the error by increasing actuarial liabilities by $120, decreasing future income tax liabilities by $34, increasing other assets by $9, and correspondingly, decreasing shareholders’ opening retained earnings by $77 as at January 1, 2008.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (IFRS). The Company did not early adopt these sections.

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, all publicly accountable entities will adopt IFRS as of January 1, 2011 with comparatives for the prior year. The Company’s first annual Consolidated Financial Statements will be for the year ending December 31, 2011. As a result, the Company will publish Interim Consolidated Financial Statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, for the quarter ending March 31, 2011.

3.	Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Common shareholders’ net income (loss)	$453	$(140)	$1,075	$238
Less: Effect of stock options of subsidiaries(1)	2	1	7	3
Common shareholders’ net income (loss) on a diluted basis	$451	$(141)	$1,068	$235
Weighted average number of shares outstanding for basic earnings per share (in millions)	569	561	567	560
Add: Adjustments relating to the dilutive impact of stock options(2)	1	– (3)	1	1
Weighted average number of shares outstanding on a diluted basis (in millions)	570	561	568	561

Basic earnings (loss) per share	$0.80	$(0.25)	$1.90	$0.42
Diluted earnings (loss) per share	$0.79	$(0.25)	$1.88	$0.42
(1)

A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)

The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.

(3)

For the three months ended September 30, 2009, an adjustment of 2 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	27

4.	Segmented Information

The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other reportable segments. Total net income (loss) in Corporate is shown net of certain expenses borne centrally.

Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for the three and nine months ended September 30, 2010 consists of interest of $30 and $92, respectively, ($31 and $105, respectively, in 2009) and fee income of $17 and $49, respectively ($14 and $38, respectively, in 2009).

Results by segment for the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia(1)	Corporate	Consolidation adjustments	Total
September 30, 2010
Revenue	$3,625	$2,403	$368	$655	$741	$(47)	$7,745
Total net income (loss)	$264	$40	$55	$37	$83	$–	$479

September 30, 2009
Revenue	$3,388	$3,643	$322	$588	$935	$(45)	$8,831
Total net income (loss)	$221	$(411)	$43	$13	$21	$–	$(113)

Results by segment for the nine months ended	SLF Canada	SLF U.S.	MFS	SLF Asia(1)	Corporate	Consolidation adjustments	Total
September 30, 2010
Revenue	$9,061	$7,246	$1,062	$1,451	$1,927	$(141)	$20,606
Total net income (loss)	$650	$35	$151	$64	$248	$–	$1,148

September 30, 2009
Revenue	$9,116	$9,896	$909	$1,460	$1,341	$(143)	$22,579
Total net income (loss)	$626	$(451)	$103	$49	$(23)	$–	$304

Assets by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
September 30, 2010
General fund assets	$59,255	$43,598	$970	$7,472	$14,470	$(272)	$125,493
Segregated funds net assets	$44,275	$28,140	$–	$2,126	$10,991	$–	$85,532

December 31, 2009
General fund assets	$55,631	$42,615	$859	$6,437	$15,854	$(1,305)	$120,091
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

September 30, 2009
General fund assets	$55,523	$44,143	$763	$6,397	$14,045	$(1,355)	$119,516
Segregated funds net assets	$39,821	$26,358	$–	$2,386	$4,419	$–	$72,984

(1)

During the third quarter of 2010, the Company’s joint venture in China was restructured with the introduction of additional strategic investors. Under the restructuring, which resulted in a net gain of $19, the Company’s interest in Sun Life Everbright Life Insurance Company Limited was reduced from 50% to 24.99%.

28	Sun Life Financial Inc.	Third Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.	Capital Management and Capital Transactions

A) CAPITAL AND CAPITAL MANAGEMENT

The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2009 Annual Consolidated Financial Statements.

SLF Inc. was above its minimum internal targets as at September 30, 2010. Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio as at September 30, 2010 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at September 30, 2010. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at September 30, 2010.

The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory purposes, certain adjustments are made to the capital base in the table below in accordance with the guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).

As at	September 30, 2010	December 31, 2009	September 30, 2009
Equity:
Participating policyholders’ equity	$112	$107	$107
Preferred shareholders’ equity	2,015	1,741	1,741
Common shareholders’ equity(1)	16,295	15,489	15,413
Total equity	18,422	17,337	17,261
Other capital securities:
Subordinated debt	3,046	3,048	3,050
Trust Capital Securities(2)	1,644	1,644	1,150
Total other capital securities	4,690	4,692	4,200
Total capital	$23,112	$22,029	$21,461
(1)	Unrealized gains and losses on cash flow hedges and available-for-sale debt securities, included in equity above, are excluded from regulatory capital.
(2)

Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II. These trusts are variable interest entities that are not consolidated by the Company.

B) SIGNIFICANT CAPITAL TRANSACTIONS

i) Issuance of preferred shares

On May 25, 2010, SLF Inc. issued $280 of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (Series 8R Shares) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.272 per share, yielding 4.35% annually, until June 30, 2015. On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (Series 9QR Shares) on June 30, 2015 and on June 30 every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Issuance costs of $6 (net of taxes of $3) were deducted from the Series 8R Shares in the Interim Consolidated Statements of Equity. Subject to regulatory approval, on June 30, 2015 and on June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes.

ii) Common shares issued under the Dividend Reinvestment and Share Purchase Plan (the Plan)

In the first three quarters of 2010, under the Plan, SLF Inc. issued approximately 7 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the Plan, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	29

6.	Financial Investments and Related Net Investment Income (Loss)

A) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS

Changes in fair value of held-for-trading assets recorded to net income (loss) consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Bonds	$1,866	$2,665	$3,662	$4,401
Stocks	315	364	223	586
Other invested assets	28	36	26	24
Cash equivalents and short-term securities	1	7	1	14
Total changes in fair value of held-for-trading assets	$2,210	$3,072	$3,912	$5,025

B) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS

i) Temporarily impaired available-for-sale assets

The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

As at	September 30, 2010		December 31, 2009		September 30, 2009
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale bonds	$1,749	$191	$3,369	$371	$3,456	$491
Available-for-sale stocks(1)	91	3	88	14	131	21
Available-for-sale other invested assets(2)	110	13	135	19	149	23
Total temporarily impaired financial assets	$1,950	$207	$3,592	$404	$3,736	$535
(1)

These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $20 as at September 30, 2010 ($2 and $7 as at December 31, 2009 and September 30, 2009, respectively).

(2)

These assets are available-for-sale limited partnerships that are accounted for at cost with a carrying value of $123 as at September 30, 2010 ($154 and $172 as at December 31, 2009 and September 30, 2009, respectively).

ii) Other-than-temporarily impaired available-for-sale assets

The Company wrote down $Nil and $29 of impaired available-for-sale assets recorded at fair value during the three and nine months, respectively, ended September 30, 2010 ($50 and $169 in the three and nine months, respectively, ended September 30, 2009).

These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.

The Company did not reverse any impairment on available-for-sale bonds in the three and nine months ended September 30, 2010 and September 30, 2009.

iii) Impairment of held-for-trading assets

The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the Consolidated Statements of Operations for the period.

7.	Financial Instrument Risk Management

The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2009 Annual Consolidated Financial Statements.

A) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.

30	Sun Life Financial Inc.	Third Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

B) MARKET RISK SENSITIVITIES

The Company’s earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.

The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and Other Comprehensive Income (OCI) sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices and business mix in place as at September 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the September 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.

The sensitivities reflect the composition of the Company’s assets and liabilities as of September 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the September 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on financial reporting methods and assumptions in effect as at September 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportional impacts.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and OCI impacts will be within the indicated ranges.

Additional information concerning the Company’s sensitivities is included in the Outlook, Critical accounting policies and estimates, and Risk Management sections in the Company’s 2009 annual Management’s Discussion and Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.

i) Interest rate risk

Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when assets and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.

For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest environments.

The following table shows the estimated effect on net income of an immediate 1% parallel change in assumed interest rates across the entire yield curve in all markets, as of the reporting date.

As at September 30, 2010	Increase (decrease) in net income(2)
1% increase(1)	$225 to $325
1% decrease(1)	$(375) to $(475)

Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 1% parallel change in assumed interest rates, across the entire yield curve in all markets, as of the reporting date, on the Company’s available-for-sale bonds.

As at September 30, 2010	Increase (decrease) in after-tax OCI
1% increase(1)	$(350) to $(450)
1% decrease(1)	$350 to $450

(1)

Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)

The market risk sensitivities include the expected mitigation impact of the Company’s hedging programs in effect as at September 30, 2010 and include new business added and product changes implemented during the quarter.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	31

ii) Equity risk

Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price changes and/or volatility impact both assets and liabilities, which could adversely affect the Company’s business, profitability and capital requirements.

The following table shows the estimated effect on net income of immediate changes of 10% and 25% in stock prices, as of the reporting date.

As at September 30, 2010	Increase (decrease) in net income(2)
10% increase(1)	$75 to $125
10% decrease(1)	$(175) to $(225)
25% increase(1)	$125 to $225
25% decrease(1)	$(575) to $(675)

Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 10% change in stock prices, as of the reporting date, on the Company’s available-for-sale equities.

As at September 30, 2010	Increase (decrease) in after-tax OCI
10% increase(1)	$25 to $75
10% decrease(1)	$(25) to $(75)

(1)

Represents the respective change across all equity markets as at September 30, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(2)

The market risk sensitivities include the expected mitigation impact of the Company’s hedging programs in effect as at September 30, 2010 and include new business added and product changes implemented during the quarter.

The Company’s equity portfolio is well diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.

A description of the interest and equity risk associated with policyholder obligations and how these risks are managed is included in Note 9 of the 2009 Annual Consolidated Financial Statements.

8.	Changes in Actuarial Liabilities

Changes in actuarial liabilities are as follows:

	For the three months ended		For the nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Actuarial liabilities, beginning of period(1)	$85,717	$81,539	$82,730	$79,361

Change in liabilities on in-force business(2)	914	2,798	2,505	3,234
Liabilities arising from new policies	643	870	2,050	3,368
Changes in assumptions or methodology(3)	31	727	(18)	1,127
Increase (decrease) in actuarial liabilities	1,588	4,395	4,537	7,729

Actuarial liabilities before the following:	87,305	85,934	87,267	87,090
Effect of changes in currency exchange rates	(1,042)	(3,584)	(1,004)	(4,740)
Actuarial liabilities, September 30	86,263	82,350	86,263	82,350
Add: Other policy liabilities	1,937	1,909	1,937	1,909
Actuarial liabilities and other policy liabilities, September 30	$88,200	$84,259	$88,200	$84,259
(1)	This balance has been restated. Refer to Note 2.
(2)

Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(3)

The increase in actuarial liabilities for the nine months ended September 30, 2009, includes $146 from strengthening default assumptions on mortgages, $240 from updates to policyholder behaviour assumptions in SLF U.S. Individual Life, $146 for revised expense assumptions in SLF U.S. Individual Life, $731 from changes to the economic scenarios used in the calculation of actuarial liabilities and $(136) for revisions in other assumptions. See table below for 2010 changes:

32	Sun Life Financial Inc.	Third Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes in assumption or methodology:

	Policy liabilities increase (decrease) pre-tax
	For the three months ended	For the nine months ended	Description
Assumption or methodology	September 30, 2010	September 30, 2010
Mortality / morbidity	$(309)	$(305)	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate and mortality / morbidity in the Company’s Group businesses in SLF Canada and SLF U.S.

Lapses and other policyholder behaviour	259	256	Reflects the impact of higher persistency as a result of low interest rates in Individual Insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada.

Expense	70	71	Impact of reflecting recent experience studies across the Company.

Investment returns	89	61	Primarily from impact of Company wide revisions to equity and interest rate return assumptions.

Other	(78)	(101)	Primarily model refinements to improve the projection of future cash flows.
Total	$31	$(18)

9.	Income Taxes

A) INCOME TAXES EXPENSE (BENEFIT)

During the third quarter of 2010, the Company recorded income tax expense of $141 on income before taxes and non-controlling interest of $627, resulting in an effective tax rate of 22.5%. For the nine months ended September 30, 2010, the Company recorded income tax expense of $138 on income before taxes and non-controlling interest of $1,303, resulting in an effective tax rate of 10.6%. These rates are below the Company’s statutory income tax rate for 2010 of 30.5%.

The Company’s income tax expense for the quarter included a tax benefit of $62 relating to lower taxes on investment income ($143 for the nine months ended September 30, 2010). In the quarter, this benefit was partially offset by a tax expense of $33 relating to higher (lower) effective tax rates applied to income subject to taxation in foreign jurisdictions (a benefit of $39 for the nine months ended September 30, 2010). Other net tax benefits in the quarter amounted to $21 ($24 for the nine months ended September 30, 2010).

In addition, the Company’s income tax expense for the nine months ended September 30, 2010 includes a tax benefit associated with the favourable resolution of tax litigation with the U.K. tax authority allowing the Company to carry forward certain tax losses. As a result, the Company released a contingent tax liability of $76 related to the total losses eligible to be carried forward and recorded an offsetting valuation allowance of $23 resulting net tax benefit of $53 represents the portion of the losses that are more likely than not to be realized.

B) INCOME TAXES INCLUDED IN OCI

OCI included in the Interim Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI.

	For the three months ended		For the nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Unrealized foreign currency gains and losses on net investment hedges	$(4)	$(7)	$10	$(3)
Unrealized gains and losses on available-for-sale assets	(71)	(164)	(94)	(313)
Reclassifications to net income for available-for-sale assets	4	17	20	10
Unrealized gains and losses on cash flow hedging instruments	(2)	–	(5)	(30)
Reclassifications to net income for cash flow hedges	–	1	–	1
Total income taxes benefit (expense) included in OCI	$(73)	$(153)	$(69)	$(335)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	33

10.	Pension Plans and Other Post-Retirement Benefits

The Company recorded the following expenses related to pension plans and other post-retirement plans.

	For the three months ended		For the nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Pension benefit cost	$12	$8	$34	$26
Other post-retirement benefit expense (income)	$3	$–	$8	$–

11.	Commitments, Guarantees and Contingencies

On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2010
Revenue	$121	$6,326	$1,463	$(165)	$7,745
Shareholders’ net income (loss)	$490	$331	$80	$(423)	$478

September 30, 2009
Revenue	$39	$6,476	$2,255	$61	$8,831
Shareholders’ net income (loss)	$(117)	$45	$(153)	$108	$(117)

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2010
Revenue	$322	$16,184	$4,619	$(519)	$20,606
Shareholders’ net income (loss)	$1,143	$876	$113	$(989)	$1,143

September 30, 2009
Revenue	$67	$16,012	$6,487	$13	$22,579
Shareholders’ net income (loss)	$296	$434	$(83)	$(351)	$296

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2010
Invested assets	$20,378	$88,589	$23,224	$(18,963)	$113,228
Total other assets	$7,847	$9,555	$15,936	$(21,073)	$12,265
Actuarial and other policy liabilities	$–	$73,347	$14,603	$250	$88,200
Total other liabilities	$9,915	$13,955	$19,502	$(24,501)	$18,871

December 31, 2009
Invested assets	$21,324	$82,930	$23,766	$(19,791)	$108,229
Total other assets	$4,319	$10,224	$10,373	$(13,054)	$11,862
Actuarial and other policy liabilities	$–	$69,043	$15,629	$86	$84,758
Total other liabilities	$8,413	$13,676	$12,234	$(16,327)	$17,996

September 30, 2009
Invested assets	$21,288	$81,787	$24,209	$(19,850)	$107,434
Total other assets	$4,366	$10,371	$11,230	$(13,885)	$12,082
Actuarial and other policy liabilities	$–	$68,225	$15,943	$91	$84,259
Total other liabilities	$8,423	$13,561	$13,179	$(17,167)	$17,996

34	Sun Life Financial Inc.	Third Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.	Subsequent Events

On October 12, 2010 (Redemption Date), all of the outstanding $300 principal amount of 6.65% Subordinated Debentures, Series 3, due October 12, 2015 (Debentures), issued by Clarica Life Insurance Company (Clarica), were redeemed by Sun Life Assurance at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest to the Redemption Date, in accordance with the redemption terms attached to the Debentures. Sun Life Assurance and Clarica were amalgamated on December 31, 2002 under the name Sun Life Assurance Company of Canada.

On October 27, 2010, the Company entered into an agreement to sell its life reinsurance business. The transaction is subject to regulatory approval and is expected to close December 31, 2010. The Company is in the process of assessing the impact this transaction will have on its Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2010	35